UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5 )*

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Name of Issuer)

Ordinary shares, of nominal value 2.39 Euros per share

(Title of Class of Securities)

42325950

(CUSIP Number)

The Minister, Ministry of Economy and Finance, 5-7 Nikis Street, 10180 Athens, Greece, Tel #302103332000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2009 and July 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.__________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only _________________________________________________________

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization The Hellenic Republic

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 102,931,584*

	8.	Shared Voting Power 19,606,015*

	9.	Sole Dispositive Power 102,931,584*

	10.	Shared Dispositive Power 19,606,015*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,537,599*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)__

13.	Percent of Class Represented by Amount in Row (11) 25%

*See however, Item 5.

14.	Type of Reporting Person (See Instructions)

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

Item 13D/A

(Amendment No. 5)

Item 1. Security and Issuer

Ordinary shares nominal value €2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (“OTE”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece, OTE’s Chairman and Managing Director is Mr. Panaglis Vourloumis.

Item 2. Identity and Background:

(a)	Name:

The Hellenic Republic (Ministry of Economy and Finance)

(b)	Address:

5-7, Nikis Street, 10180 Athens, Greece

(c)	The Hellenic Republic

(d-e)	Not applicable

(f)	Citizenship:

Hellenic Republic

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D/A (Amendment No. 4) filed on November 10, 2008 (“Schedule 13D”) of The Hellenic Republic (“HR”).

As reflected in the Schedule 13D, HR is a party to a Share Purchase Agreement with Deutsche Telekom AG (“DTAG”) dated May 14, 2008 (the “Share Purchase Agreement”), and a Shareholders’ Agreement with DTAG, dated May 14, 2008 (the “Shareholders’ Agreement”). On July 10, 2009, HR notified DTAG of its intent to exercise the first of two put options provided by the Share Purchase Agreement previously described in the Schedule 13D

(the “First Put Option”). Pursuant to the terms of the First Put Option, DTAG will acquire 24,507,519 shares of OTE (the “First Put Shares”) from HR on July 31, 2009 for EUR 27.50 per share for an aggregate amount of EUR 673,956,772.50 to be paid in cash.

HR understands that as a result of the exercise of the First Put Option, DTAG will beneficially own 147,045,118 shares of OTE, representing 30% plus one share of the outstanding share capital of OTE.

The voting and corporate governance arrangements contained in the Shareholders’ Agreement as previously disclosed, remain in effect, unchanged by the exercise of the First Put Option. The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of HR, following the resignation of Dr. Martin Walter, one of DTAG’s nominees to the board of directors of OTE. It is anticipated that Mr. Kevin Copp, one of DTAG’s nominees to the board of directors of OTE, will become the Group Chief Financial Officer of OTE on August 1, 2009 and will remain a board member.

On March 4, 2009, HR entered into an agreement with IKA-ETAM (the Agreement), the successor of the main pension fund for OTE employees, TAP-OTE1, for the transfer to IKA-ETAM of 19,606,015 (the “Transferred Shares”) ordinary shares in OTE owned by HR (the “Transfer”). These shares represent 4 % of OTE’s share capital. The value of the Transferred Shares was calculated at Euro 10.30 per share (the “Transfer Price”), which was the closing price of OTE’s shares at the Athens Exchange on the date of Transfer. The total value of the Transferred Shares amounts to Euro 201.9 million. The Agreement also provides a right to HR to reacquire the Transferred Shares at the closing price at the Athens Exchange on the date of the Transfer, if it so wishes (call option). It also provides an obligation on HR to reacquire the Transferred Shares (put option) should IKA-ETAM need cash to fund pension benefits under the Voluntary Retirement Scheme for OTE employees (“VRS”) at their closing price on the day of the Transfer. IKA-ETAM is obliged under the Agreement to inform HR of its intention to sell all or part of the Transferred Shares to a third party. HR may request to buy within one month from such notice all or part of the Transferred Shares at the Transfer Price. IKA-ETAM may only proceed with the sale of such shares to a third party in the event HR does not wish to reacquire such shares or if the one-month period expires without an expression of interest by HR. In case IKA-ETAM violates such obligation and sells all or part of the Transferred Shares to a third party, a payment equal to ten times the consideration received for such sale is payable to HR. IKA-ETAM is also required to inform HR immediately and in writing should it decide to exercise its pre-emption right in case of OTE’s capital increase. HR may request that IKA-ETAM transfers to it all or part of the shares that IKA-ETAM acquired through

_________________________

1 Pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds merged with IKA-ETAM on August 1, 2008.

such a capital increase. Should IKA-ETAM refuse to transfer the additional OTE shares to HR, it is obliged under the Agreement to pay HR ten times the value it paid for the acquisition of such OTE shares. Finally, the Agreement provides for an obligation of IKA-ETAM to exercise its voting rights in OTE’s general assembly in the same way as HR. Should IKA-ETAM fail to meet this obligation, it is obliged to pay HR the market value of the Transferred Shares on the day of the general assembly, as well as compensation for any damages incurred. The Transfer was made pursuant to the VRS for OTE employees, as approved by European Commission decision of May 10, 2007 (C(2007) 1436 final) “On State Aid No. C 2/2006 (ex N 405/2005) which Greece is planning to implement for the early voluntary retirement scheme of OTE.” The transfer took place in accordance with Articles 74, paragraph 4(a) of L.3371/2005 and Articles 1 and 2, paragraphs 4 and 5 of L.3655/2008. Specifically, in June 2005, OTE and its employees reached a collective agreement on the proposed VRS, which was approved by HR by L.3371/2005. Article 74 paragraph 4(a) of L.3371/2005 provides for the transfer by HR of 4 percent of the share capital of OTE to TAP-OTE (which was succeeded by IKA-ETAM as contribution for the cost of the VRS. Moreover, under the Law, the Minister of Economy and Finance is authorized to sign contracts implementing the transfer and provide for the rights of HR in relation to those share, including the call and put options mentioned above.

HR understands that IKA-ETAM is not a person subject to the reporting requirements under Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a-b)    As of the date hereof, HR directly owns 102,931,584 shares of OTE and beneficially owns 19,606,015 shares of OTE held directly by IKA-ETAM which in the aggregate equal 122,537,599 shares of OTE, and represents approximately 25% outstanding shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2008. Upon completion of the sale and transfer of the First Put Shares to DTAG, HR will own directly 78,424,065 shares of OTE and beneficially own 19,606,015 shares of OTE held directly by IKA-ETAM which in the aggregate equal 98,030,080 shares of OTE and represents approximately 20% plus one share of the total outstanding share capital. Until completion of the sale and transfer of the First Put Shares to DTAG, neither DTAG nor HR may dispose of the First Put Shares (other than in connection with the sale contemplated by the First Put Option). As a result of the provisions of the Shareholders Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the shares held directly by HR and HR might be deemed to beneficially own the shares held directly by DTAG. HR disclaims beneficial ownership of the shares directly held by DTAG.

(c)        Except for the transfer of the Transferred Shares to IKA-ETAM pursuant to the terms of the Agreement and the Exercise of the First Put Option whereby HR will sell and transfer to DTAG the 24,507,519 First Put Shares in exchange for EUR 27.50 per share the transfer of which will close on July 31, 2009, no transactions in shares of OTE by HR were effected since the filing of Amendment No. 4 to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings on Relationships with Respect to Securities of the Issuer.

See Schedule 13D/A (Amendment No. 4) filed November 10, 2008 and Item 4 above.

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2009
(Date)

/s/ Ioannis Papathanasiou
Minister of Economy and Finance

EXHIBIT INDEX

Exhibit 1:         Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG dated May 14, 2008*

Exhibit 2:         Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG dated May 14, 2008*

Exhibit 3:         Exercise of the put option right of the Hellenic Republic dated July 10, 2009 as per the Share Purchase Agreement dated May 14, 2008

Exhibit 4:         Acknowledgement by Deutsche Telekom AG dated July 10, 2009 of the Exercise of the put option right of the Hellenic Republic as per the Share Purchase Agreement dated May 14, 2008

Exhibit 5:         Translation of the AGREEMENT CONCERNING THE TRANSFER WITHOUT CASH CONSIDERATION OF IMMATERIAL NOMINAL SHARES OF AN INCORPORATED COMPANY dated March 4, 2009.

_______________________

* Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 3) filed on July 8, 2008.

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